

February 23, 2012

Via E-mail
Su Zhi Dai
President, Treasurer and Secretary
Global Seed Inc.
2386 Diary Ashford, Suite 502
Houston, TX 77077

>   **Re: Global Seed Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed February 9, 2012**
>   **File No. 333-177157**

Dear Mr. Dai:

    We have reviewed your responses to the comments in our letter dated February 8, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Marketing and Promotion Strategies, page 16

1. We note your statements on page 16 that you believe that well over 70% of Chinese-Americans in Houston, Texas can read Chinese and that you believe that the majority of Chinese-Americans learned Chinese in primary and secondary school. Please tell us the basis for your beliefs.

Revenue and Break Even Analysis, page 17

2. Please revise to add the expenses associated with being a public company to your break-even analysis or tell us why you believe that this is not necessary.

3. Given the wide range of your competitors and the differences that you may have with some of your competitors, including area of distribution size, brand awareness, target markets and frequency of publication, please revise to clarify what you mean by your statement that you will charge 10% less than "your competitors."

4. We note your statement on page 18 that "[y]ou" will also compete with English language journals and newspapers. Please revise to clarify that you are referring to your business.

Management's Discussion and Analysis of Financial Condition, page 21

Plan of Operations, page 21

5. We note your disclosure on page 21 that you "intend to have fund raising activities after the effectiveness of the S-1 registration statement." Please revise to disclose any "fund raising activities" you plan to begin. To the extent that you do not have any definite plans for such activities, please disclose. In addition, please revise to clarify that, to the extent you do engage in such activities, there is no guarantee that you will raise any funds.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: Via E-mail
        Kristie L. Lewis, Esq.